Period ended June 30, 2022 Exhibit 99.2

Cautionary Statement Regarding Forward-Looking Statements This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2021 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this release are prepared under U.S. GAAP, unless otherwise noted. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Non-GAAP Financial Measures are identified with an asterisk (*) upon their first use in the presentation. Definitions of non-GAAP measures are included below. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., DDI / Benson Matter settlement fund, gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EPS represents diluted earnings per share from continuing operations (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non- recurring adjustments that are not reflective of on-going operational activities (e.g., DDI / Benson Matter settlement fund, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using our diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that Net debt leverage is a useful measure to assess IGT’s financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency or constant FX is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the month end exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. 2

3

Strong Operating Fundamentals Driving Compelling Capital Returns 4 OPTIMIZE GROW INNOVATE Double-digit revenue growth for Q2’22 and H1’22 periods, at constant currency and net of PY discrete Lottery benefits Contributions from each operating segment, led by Global Gaming growth 22% operating income margin at high end of expectations Substantial increase in Global Gaming profitability; resilience in Global Lottery margin Adjusted EBITDA* in line with prior year at constant currency Global Gaming performance offsets ~$60M of prior year Lottery discrete benefits Adjusted EBITDA margin remains among highest level in Company history Significant capital returned to shareholders Annualized dividend implies 4+% yield at current share price Enhanced by YTD share repurchases *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

Profits Bolstered by Lottery Leadership and Predictable, Recurring Revenue Streams 5 Note: Segment Operating Income and Adjusted EBITDA contributions exclude Corporate Support Expense and Other line items (1) Average years remaining calculated on revenue-weighted basis, including extension options ~80% of total revenue is recurring in nature Lottery revenue and profit streams backed by long-term contracts with average 6 years remaining(1) 57% 65% 41% 31% 2% 4% FY'19 LTM Q2'22 Segment Revenue Contribution Lottery Gaming Digital & Betting 80% 81% 25% 15% -5% 3% FY'19 LTM Q2'22 Segment Operating Income Contribution Lottery Gaming Digital & Betting 74% 80% 26% 17% -1% 3% FY'19 LTM Q2'22 Segment Adjusted EBITDA Contribution Lottery Gaming Digital & Betting

March 2001– Sep 2001 March 2008–June 2009 March 2020– June 2020 0 20 40 60 80 100 Instant Other Draw Keno Multi-state Games Recession June 2001 - Dec 2001 June 2003 – Sep 2003 June 2008 - June 2009 Sep 2011- March 2013 Dec 2019 - June 2020 0 5 10 15 20 25 Lotto Scratch & Win Recession U.S. Lottery Industry Sales ($B) IGT Italy Lottery Sales (€B) U.S. and Italy Lottery Markets Historically Demonstrate Resilience During Periods of Recession 6 Source: La Fleur’s; AAMS 2011 sales benefit from elevated Late Number activity Lottery benefits from lack of entertainment alternatives Lottery down a modest 0.3% from peak to trough Widescale, COVID- related POS closures/restrictions 2004 - 2005 sales benefit from elevated Late Number activity

IGT's Extensive & Unique Capabilities Powering Market Growth; Only Lottery Solutions Provider with B2B and B2C Capabilities

Facility Management

- 30+ facility management contracts; 20+ in the U.S.
- 55+ Lottery central systems deployed worldwide
- Serving 8 of the 10 largest Lotteries in the world
- ~75% U.S. market share

Lottery Operations Outsourcing

- World's largest Lottery operator, running 6 Lotteries across 3 continents
- 90+% Italy market share



Instant Ticket Services (Printing)

- 40+ long-term instant ticket services contracts
- 10+% global market share (and growing)

iLottery

- 8 iLottery facility management/platform contracts worldwide
- 3 out of 10 iLottery platforms in the U.S.
- Provide eInstant content to 14 lotteries worldwide

Note: Market share based on internal estimates; U.S. market share based on lottery sales processed under IGT facility management/central system contracts and Italy market share based on sales

7

Multi-year Lottery Growth Accelerates in Q2’22; IGT’s Unique Capabilities Support Stronger Outlook 8 Q2’22 same-store sales imply 5% average annual growth from pre-COVID period Instant ticket games are main driver in North America and Italy iLottery sales up 35% Y/Y at constant currency; up 44% in U.S. Multi-dimensional approach to innovation supports confidence in medium-term outlook MillionDay Extra draw-based innovation in Italy Successful launches of $100 instant ticket game in Texas, $50 instant game in Florida Fast-growing eInstant game portfolio; bringing eInstant content to Michigan Won “Lottery Supplier of the Year” at 2022 SBC Awards North America

Impressive and Broad-based Gaming Momentum Drives Robust Revenue and Profit Gains 9 Higher replacement unit shipments, average selling prices, and yields fuel 20+% revenue growth IGT maintains 3+ years of steady North American ship-share gains, capturing 27% share in Q1’22(1) Market leadership, new games and hardware driving higher ASPs Wolf Run Eclipse™, Stinkin’ Rich Skunks Gone Wild™, Samurai 888™ among top-selling themes DiamondRS™ mechanical reel launch off to strong start Strong WAP and MLP portfolios driving better-than- expected U.S. & Canada yields Wheel of Fortune® High Roller™, Prosperity Link, Money Mania, among top titles IGT ADVANTAGE™ to power NUSTAR Resort & Casino IGT has won the central system for every large new Asian casino over the last few years (1) Per July 2022 Eilers & Krejcik Gaming research

Mar 2001–Sep 2001 March 2008–June 2009 March 2020–June 2020 0 10 20 30 40 50 60 U.S. Commercial Gaming GGR Recession U.S. Gaming GGR Reasonably Resilient in Prior Recession Periods 10 Source: American Gaming Association; National Indian Gaming Commission Note: 2021E US Tribal Gaming GGR is an IGT estimate Widescale, COVID- related casino closures GGR down 9% from 2007 peak to 2009 trough The U.S. represents ~70% of IGT’s Global Gaming segment revenue ~85% of U.S. revenue generated in regional markets, approximately half from Tribal customers U.S. Commercial Gaming GGR ($B) U.S. Tribal Gaming GGR ($B) Mar 2001–Sep 2001 March 2008–June 2009 March 2020–June 2020 0 5 10 15 20 25 30 35 40 45 U.S. Tribal Gaming GGR Recession GGR down a modest 0.3% from peak to trough Widescale, COVID- related casino closures

iSoftBet Integration Underway in Digital & Betting Segment; Expanded Scale and Capabilities Increase Market Opportunities

IGT

U.S. iGaming market continues to expand at double-digit rate, mostly from new markets

IGT growth supported by leading positions in video poker and table game themes, acceleration in new game launches

Cash Eruption, Cleopatra, and Fortune Coin among top-performing U.S. slot titles based on GGR[1]

Weaker iGaming trends outside the U.S.

Slower pace of new game launches

Stricter U.K. gambling laws

Comparison with higher play levels during prior-year lockdowns

iSoftBet acquisition closed on July 1, 2022; integration efforts underway

Greatly expands proprietary game library

Acceleration of IGT content distribution in additional European markets planned for late 2022

North America game aggregation platform launch on track for early 2023


iSOFTBET
SERIOUS FUN
CLEOPATRA GOLD
CASH ERUPTION
FORTUNE COIN

[1] Per July 2022 Eilers & Krejcik Gaming research

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Strong Foundation and Clear Path to Sustainable Growth and Compelling Value Creation, Shareholder Returns 12 Solid full-year profit outlook Strong customer & player demand, disciplined cost control mitigating Omicron impacts; higher supply chain costs and project costs; and FX Proactive capital structure management reflects improved financial condition and increases flexibility Execution of 2022-2025 objectives should drive meaningful value creation Targeting mid-single digit revenue CAGR, mid-teens operating income CAGR, $2B+ in cumulative free cash flow Significant capital returned to shareholders Annualized dividend implies 4+% yield at current share price Enhanced by YTD share repurchases

Period ended June 30, 2022 13

Delivered Q2’22 Operating Income Margin at Top End of Expectations; H1’22 Operating Income Margin Exceeds Full Year Outlook Range 14 Note: EUR/USD FX daily average 1.06 in Q2’22; 1.20 in Q1’21 *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Strong H1’22 operating income in line with PY at constant currency; OI margin exceeds high end of outlook range Q2’22 and H1’22 diluted EPS include $150M non-operating expense arising from ongoing legal proceedings related to Double Down Interactive LLC’s social gaming business; H1’22 Adjusted EPS up 80% 23% 1%

Global Lottery Delivers Strong Multi-year Growth and Profit Margins 15 Operating Income $230M Mid-single digit global same-store sales CAGR from 2019 continues Global same-store sales down 7% Y/Y; reflects impact of discrete benefits in PY but trends improving North America and Rest of World same-store sales down 4% Italy down 18%; stronger-than-expected instant ticket sales compensating for a slower recovery in draw-based games iLottery global sales increase 35% at constant currency Very strong margin profile despite a less favorable Italy game mix and cost inflation Revenue $648M OI Margin 36% 2025 target 33% - 36%

Global Gaming: Strong Demand for Innovative Products and Higher Yields Propel Revenue Growth Global machine shipments up 14+% Y/Y Led by strong U.S. & Canada replacement unit demand U.S. & Canada ASP rises to $15,200, among highest level in Company history Global installed base of ~48,000 units, stable vs Q1’22; U.S. & Canada yields increase 10+% Operating income margin improvement driven by higher revenue and profit flow through, partially offset by increased supply chain costs Operating Income $57M OI Margin 17% Up from break even in PY 2025 target 28% - 30% Revenue $330M 16

Digital & Betting: Strategically Investing in Content, Platforms, and Talent to Fuel Future Growth 17 Revenue flat Y/Y; up 4% at constant currency iCasino growth in U.S. partially offset by softness in other markets North America Sports Betting market GGR impacted by lower hold levels H2’22 revenue expected to grow double digits; profit margins should moderate before rebounding in FY’23 Integration of iSoftBet to weigh on margins in H2’22 Realization of margin benefit in 2023 and beyond Revenue $43M Operating Income $8M OI Margin 19% 2025 target 30+%

28% 16% 15% 41% Solid Cash Flow Generation Supports Higher Capital Returns $385M Cash from Operations $196M in Q2’22 $232M Free Cash Flow* $117M in Q2’22 Cash Flows (YTD) Capital Allocation (YTD) Share Repurchases Dividends to Shareholders Minority Payments, net Capital Expenditures *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details 18 Returned $135M to shareholders in H1’22 via dividends and share repurchases $205M in share repurchase authorization remaining

Diligent Capital Management Enhances Financial Flexibility, Reduces Cost of Debt, and Improves Debt Maturity Profile 19 208 208 208 415 0 61 519 1,100 1,529 750 519 750 1,830 2022 2023 2024 2025 2026 2027 2028 2029 80% Fixed Variable Bank Debt Bonds Undrawn RCF Total liquidity of $2.1B; $0.7B in unrestricted cash, $1.5B in additional borrowing capacity Amendment and extension of revolving credit facilities completed in July 2022 Increased size by ~$150M to ~$1.83B and rebalanced EUR/USD mix to match operational exposure Extended maturity date to July 2027 Lowered interest margin and added ESG provision Increased permitted restricted payments to $400M at current credit rating with potential to increase to $550M No large near-term debt maturities; favorable mix of fixed/floating debt in current market environment Quarterly interest expense run rate reduced 25% from 2019 levels Note: Amounts in $ millions unless otherwise noted Debt Maturity Profile (proforma for RCF extension) Debt Composition 20%

Leverage at Low End of 2022 Range; Expect to Exceed Target with Proceeds from Asset Sales 20 7,319 5,922 5,722 2020 2021 Q2'22 Net Debt and Leverage* (Amounts in $ millions) 6.4x 3.5x 3.5x 3.5x net debt leverage already in line with 2025 target range Sale of Italy commercial services business expected to close mid-to-late September Net proceeds from acquisitions and dispositions expected to further reduce leverage by about a quarter of a turn Well-positioned to weather economic cycles with lower leverage and increased liquidity Leverage * Non-GAAP measure; see disclaimer on page 2

Tightening FY'22 Revenue Outlook for FX and Business Disposition; Operating Expectations Unchanged & Fundamentals Remain Strong

IGT

Current Outlook

	Current Outlook	
Revenue	~$4.1B - ~$4.2B	Lowered high end by $100M, reflecting changes in FX and impact of divestiture in Q3'22
Operating Income Margin	20% - 22%	Reconfirmed outlook
Cash from Operations	$850M - $950M	Lowered high end by $50M, primarily driven by higher inventory levels related to supply chain disruptions
Capital Expenditures	~$350M	Lowered by $50M to adjust for updated timing of CapEx spend; FCF outlook remains unchanged

Note: FY'22 EUR/USD @ 1.18 as of November '21; 1.04 as of August '22

Outlook Assumptions

Mid-single digit Global Lottery same-store sales CAGR from 2019; lower revenue Y/Y due to benefit from specific items in H1'21

Global Gaming benefits from strong sales funnel with supply chain being key variable

Digital & Betting top-line revenue continues to grow at double-digit rate; making investments to fund future growth and strategic optionality

Headwinds include impact from Omicron restrictions, supply chain constraints, and project costs; mitigated with benefits from incremental product sales & other revenue opportunities, financial rigor on costs, and lower D&A

H2'22 EUR/USD @ 1.00; FY'22 @ 1.04; FX remaining a headwind for P&L but a tailwind for Net Debt

Includes impact from sale of Italian commercial services business in mid-to-late September '22

Operating income margin includes ~150 – 200 basis points from project-related and restructuring expenses in H2'22

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Note: FY’22 EUR/USD @ 1.18 as of November ’21; 1.04 as of August ’22 Reconfirming Full-Year 2022 Operating Income Margin Outlook Despite Currency and Macroeconomic Headwinds Initial Outlook Provided November '21 FX Impacts of Omicron Restrictions, Supply Chain Constraints, and Project Costs Incremental Product Sales/Other Revenue Opportunities Cost Rigor/Lower D&A Current Expectation 20% - 22% 20% - 22% ~1% ~3+% FY’22 Operating Income Margin Outlook ~(2%) ~(3%) 22

Outlook Assumptions Introducing Q3’22 Outlook 23 Revenue Operating Income Margin ~$1.0 - $1.1B 18% - 20% Q3’22 Outlook EUR/USD @ 1.00 Operating income margin includes ~150 - 200 basis point impact from project-related expenses

Strong Operating Fundamentals Driving Compelling Capital Returns; Diligent Capital Management Improves Risk Profile 24 Revenue up 3% at constant currency Operating income margin exceeds top end of FY’22 outlook range Adjusted EPS of $1.17; up 80% 20% - 22% operating income margin outlook reconfirmed despite significant currency and macroeconomic headwinds Revenue outlook range narrowed to reflect changes in FX and impact of divestiture in Q3’22 Operating Income Margin Outlook Reconfirmed Solid H1’22 Results Repurchased 2.2M shares for $54M YTD; $24.89 average price per share Annualized dividends imply 4+% yield at current share price Enhanced Capital Structure Robust Shareholder Capital Returns Diligent capital management delivers increased financial flexibility, reduced cost of debt, and improved debt maturity profile Leverage at low end of 2022 target

$ in millions except otherwise noted Q2'22 Select Performance and KPI Data 27 GLOBAL LOTTERY Q2'22 Q2'21 Y/Y Change (%) Constant Currency Change (%) Q1'22 Sequential Change as Reported (%) Revenue Service Operating and facilities management contracts 581 675 (14)% (8)% 599 (3)% Upfront license fee amortization (46) (53) 13% —% (49) 5% Operating and facilities management contracts, net 535 623 (14)% (8)% 551 (3)% Other 85 79 7% 22% 84 1% Total service revenue 621 702 (12)% (5)% 635 (2)% Product sales 27 23 19% 27% 45 (39)% Total revenue 648 725 (11)% (4)% 680 (5)% Operating income 230 300 (23)% (16)% 252 (9)% Adjusted EBITDA 330 414 (20)% (13)% 356 (7)% Q2'22 Constant Currency Change (%) Q2'21 Constant Currency Change (%) Q1'22 Constant Currency Change (%) Global same-store sales growth (%) Instant ticket & draw games (8.6)% 34.9% (6.7)% Multi-jurisdiction jackpots 10.8% 28.8% (40.0)% Total (7.4)% 34.5% (10.3)% North America & Rest of world same-store sales growth (%) Instant ticket & draw games (5.6)% 20.5% (3.9)% Multi-jurisdiction jackpots 10.8% 28.8% (40.0)% Total (4.2)% 21.1% (9.0)% Italy same-store sales growth (%) Instant ticket & draw games (17.5)% 115.2% (14.5)%

$ in millions except otherwise noted (1) Excluded from yield calculations due to treatment as sales-type leases Q2'22 Select Performance and KPI Data 28 GLOBAL GAMING Q2'22 Q2'21 Y/Y Change (%) Constant Currency Change (%) Q1'22 Sequential Change as Reported (%) Revenue Service Terminal 123 108 14% 15% 108 14% Systems, software, and other 56 48 16% 18% 58 (3)% Total service revenue 179 156 14% 16% 165 8% Product sales Terminal 108 86 25% 28% 104 3% Other 44 31 39% 43% 55 (21)% Total product sales revenue 151 118 29% 32% 160 (5)% Total revenue 330 274 21% 23% 325 2% Operating income 57 1 NM NM 52 10% Adjusted EBITDA 87 35 145% 150% 81 7% Installed base units Casino 46,765 47,964 (2)% 47,237 Casino - L/T lease (1) 1,133 1,136 —% 1,142 Total installed base units 47,898 49,100 (2)% 48,379 Installed base units (by geography) US & Canada 32,270 33,820 (5)% 32,772 Rest of world 15,628 15,280 2% 15,607 Total installed base units 47,898 49,100 (2)% 48,379

$ in millions except otherwise noted (1) Excludes Casino L/T lease units due to treatment as sales-type leases; comparability on a Y/Y basis hindered due to fewer active units Q2'22 Select Performance and KPI Data 29 GLOBAL GAMING (Continued) Q2'22 Q2'21 Y/Y Change (%) Q1'22 Yields (by geography)(1), in absolute $ US & Canada $42.64 $38.41 11% $39.05 Rest of world $6.20 $4.03 54% $5.77 Total yields $30.55 $27.49 11% $28.19 Global machine units sold New/expansion 818 1,167 (30)% 328 Replacement 6,378 5,168 23% 6,848 Total machine units sold 7,196 6,335 14% 7,176 US & Canada machine units sold New/expansion 469 643 (27)% 18 Replacement 4,580 3,485 31% 5,299 Total machine units sold 5,049 4,128 22% 5,317 Rest of world machine units sold New/expansion 349 524 (33)% 310 Replacement 1,798 1,683 7% 1,549 Total machine units sold 2,147 2,207 (3)% 1,859 Average Selling Price (ASP), in absolute $ US & Canada $15,200 $13,900 9% $14,800 Rest of world $13,400 $12,700 6% $12,300 Total ASP $14,600 $13,400 9% $14,200

$ in millions except otherwise noted Q2'22 Select Performance and KPI Data 30 DIGITAL & BETTING Q2'22 Q2'21 Y/Y Change (%) Constant Currency Change (%) Q1'22 Sequential Change as Reported (%) Revenue Service 43 43 —% 3% 47 (9)% Product sales — — NA NA 0 (55)% Total revenue 43 42 1% 4% 47 (9)% Operating income (loss) 8 9 (11)% (10)% 13 (38)% Adjusted EBITDA 12 13 (7)% (6)% 17 (28)% CONSOLIDATED Revenue (by geography) US & Canada 585 561 4% 5% 598 (2)% Italy 288 353 (18)% (7)% 298 (3)% Rest of world 148 127 16% 26% 155 (5)% Total revenue 1,021 1,041 (2)% 3% 1,051 (3)%

$ in millions except per share amounts Q2'22 Summarized Income Statement For the three months ended June 30, 2022 2021 Y/Y Change (%) Constant Currency Change (%) Service revenue 842 901 (7)% (1)% Product sales 179 140 27% 31% Total revenue 1,021 1,041 (2)% 3% Total operating expenses 793 796 —% 4% Operating income 228 244 (7)% 1% Interest expense, net 75 91 Foreign exchange (gain) loss, net (19) 90 Other non-operating expense, net 150 70 Total non-operating expenses 205 251 Income (loss) from continuing operations before (benefit from) provision for income taxes 22 (7) (Benefit from) provision for income taxes (11) 32 Income (loss) from continuing operations 34 (39) Income from discontinued operations, net of tax — 13 Gain on sale of discontinued operations, net of tax — 391 Net income 34 365 Less: Net income attributable to non-controlling interests from continuing operations 38 60 Net (loss) income attributable to IGT PLC (4) 306 Net (loss) income attributable to IGT PLC per common share - diluted $(0.02) $1.49 Adjusted net income attributable to IGT PLC per common share - diluted $0.57 $0.32 31

Summarized Cash Flow Statement For the three months ended For the six months ended June 30, June 30, 2022 2021 2022 2021 Net cash provided by operating activities 196 249 385 500 Capital expenditures (79) (73) (153) (121) Free cash flow 117 176 232 380 Net cash provided by discontinued operations — 748 — 702 Debt proceeds/(repayments), net 173 (947) 194 (1,153) Repurchases of common stock (15) — (54) — Shareholder dividends paid (41) — (81) — Other - Net (118) (137) (180) (226) Other Investing/Financing Activities (2) (336) (121) (677) Net Cash Flow 115 (160) 111 (297) Effect of Exchange Rates/Other (49) 23 (62) (13) Net Change in Cash and Restricted Cash 66 (137) 49 (310) $ in millions; all amounts presented reflect continuing operations unless otherwise noted 32

For the three months ended June 30, 2022 Global Lottery Global Gaming Digital & Betting Business Segment Total Corporate and Other Total IGT PLC Income from continuing operations 34 Benefit from income taxes (11) Interest expense, net 75 Foreign exchange gain, net (19) Other non-operating expense, net 150 Operating income (loss) 230 57 8 295 (68) 228 Depreciation 43 27 4 74 — 74 Amortization - service revenue (1) 48 — — 48 — 48 Amortization - non-purchase accounting 6 1 — 7 1 8 Amortization - purchase accounting — — — — 39 39 Stock-based compensation 2 1 — 4 8 12 Other — — — — 1 1 Adjusted EBITDA 330 87 12 429 (20) 409 Cash flows from operating activities - continuing operations 196 Capital expenditures (79) Free Cash Flow 117 $ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees Reconciliations of Non-GAAP Measures - Q2'22 33

For the three months ended June 30, 2022 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS from continuing operations attributable to IGT PLC - diluted (0.02) Adjustments: Foreign exchange gain, net (0.09) 0.04 (0.14) Amortization - purchase accounting 0.19 0.05 0.14 Discrete tax items — (0.02) 0.02 DDI / Benson Matter provision 0.74 0.18 0.56 Net adjustments 0.59 Adjusted EPS from continuing operations attributable to IGT PLC - diluted (3) 0.57 Reconciliations of Non-GAAP Measures - Q2'22 $ in millions; all amounts presented reflect continuing operations (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was (50.8)%. Adjusted for the above items, the effective tax rate was 20.3% (3) Adjusted EPS was calculated using weighted average shares outstanding of 204.1 million, which iincludes the dilutive impact of share-based payment awards 34

$ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees For the three months ended June 30, 2021 Global Lottery Global Gaming Digital & Betting Business Segment Total Corporate and Other Total IGT PLC Loss from continuing operations (39) Provision for income taxes 32 Interest expense, net 91 Foreign exchange loss, net 90 Other non-operating expense, net 70 Operating income (loss) 300 1 9 310 (66) 244 Depreciation 49 31 4 83 — 83 Amortization - service revenue (1) 55 — — 55 — 55 Amortization - non-purchase accounting 9 1 — 10 1 11 Amortization - purchase accounting — — — — 39 39 Stock-based compensation 2 2 — 3 4 7 Other — — — — 1 1 Adjusted EBITDA 414 35 13 463 (21) 442 Cash flows from operating activities - continuing operations 249 Capital expenditures (73) Free Cash Flow 176 Reconciliations of Non-GAAP Measures - Q2'21 35

For the three months ended June 30, 2021 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS from continuing operations attributable to IGT PLC - diluted (0.48) Adjustments: Foreign exchange loss, net 0.44 0.03 0.40 Amortization - purchase accounting 0.19 0.05 0.15 Loss on extinguishment and modifications of debt, net 0.32 — 0.32 Discrete tax items — 0.08 (0.08) Other (non-recurring adjustments) 0.01 — 0.01 Net adjustments 0.80 Adjusted EPS from continuing operations attributable to IGT PLC - diluted (3) 0.32 $ in millions; all amounts presented reflect continuing operations (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was (492.1)%. Adjusted for the above items, the effective tax rate was 34.3% (3) Adjusted EPS was calculated using weighted average shares outstanding of 206.8 million, which includes the dilutive impact of share-based payment awards Reconciliations of Non-GAAP Measures - Q2'21 36

Reconciliations of Non-GAAP Measures - YTD Q2'22 For the six months ended June 30, 2022 Global Lottery Global Gaming Digital & Betting Business Segment Total Corporate and Other Total IGT PLC Income from continuing operations 151 Provision for income taxes 53 Interest expense, net 151 Foreign exchange gain, net (22) Other non-operating expense, net 147 Operating income (loss) 482 108 21 612 (132) 480 Depreciation 87 54 8 148 (1) 148 Amortization - service revenue (1) 100 — — 100 — 100 Amortization - non-purchase accounting 13 3 — 16 1 17 Amortization - purchase accounting — — — — 77 77 Stock-based compensation 5 3 — 8 14 22 Other — — — — 1 1 Adjusted EBITDA 686 168 29 883 (41) 842 Cash flows from operating activities - continuing operations 385 Capital expenditures (153) Free Cash Flow 232 $ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees 37

For the six months ended June 30, 2022 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS from continuing operations attributable to IGT PLC - diluted 0.37 Adjustments: Foreign exchange gain, net (0.11) 0.08 (0.19) Amortization - purchase accounting 0.37 0.09 0.28 Discrete tax items — (0.15) 0.15 DDI / Benson Matter provision 0.73 0.18 0.56 Net adjustments 0.80 Adjusted EPS from continuing operations attributable to IGT PLC - diluted (3) 1.17 Reconciliations of Non-GAAP Measures - YTD Q2'22 $ in millions; all amounts presented reflect continuing operations (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 26.0%. Adjusted for the above items, the effective tax rate was 22.8% (3) Adjusted EPS was calculated using weighted average shares outstanding of 204.6 million, which includes the dilutive impact of share-based payment awards 38

Reconciliations of Non-GAAP Measures - YTD Q2'21 $ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees For the six months ended June 30, 2021 Global Lottery Global Gaming Digital & Betting Business Segment Total Corporate and Other Total IGT PLC Income from continuing operations 100 Provision for income taxes 181 Interest expense, net 185 Foreign exchange gain, net (55) Other non-operating expense, net 94 Operating income (loss) 637 (25) 16 628 (124) 504 Depreciation 96 63 7 166 (1) 165 Amortization - service revenue (1) 110 — — 110 — 110 Amortization - non-purchase accounting 17 2 — 19 2 21 Amortization - purchase accounting — — — — 79 79 Stock-based compensation 2 2 — 5 6 11 Other — — — — 1 1 Adjusted EBITDA 862 44 24 929 (37) 892 Cash flows from operating activities - continuing operations 500 Capital expenditures (121) Free Cash Flow 380 39

For the six months ended June 30, 2021 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS from continuing operations attributable to IGT PLC - diluted (0.09) Adjustments: Foreign exchange gain, net (0.27) 0.02 (0.29) Amortization - purchase accounting 0.38 0.09 0.29 Loss on extinguishment and modifications of debt, net 0.42 — 0.42 Discrete tax items — (0.33) 0.33 Other (non-recurring adjustments) 0.01 — 0.01 Net adjustments 0.74 Adjusted EPS from continuing operations attributable to IGT PLC - diluted (3) 0.65 Reconciliations of Non-GAAP Measures - YTD Q2'21 $ in millions; all amounts presented reflect continuing operations (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 64.4%. Adjusted for the above items, the effective tax rate was 35.2% (3) Adjusted EPS was calculated using weighted average shares outstanding of 206.6 million, which includes the dilutive impact of share-based payment awards 40